UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Motus GI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

62014P108
(CUSIP Number)

Samuel A. Waxman
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62014P108
1.	Names of reporting persons. Orchestra MOTUS Co-Investment Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 62014P108
1.	Names of reporting persons. David P. Hochman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 214,211 (1)
	8.	Shared voting power 130,357 (2)
	9.	Sole dispositive power 214,211 (1)
	10.	Shared dispositive power 130,357 (2)
11.	Aggregate amount beneficially owned by each reporting person 344,568 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.2%
14.	Type of reporting person (see instructions) IN

(1)
Includes (a) 18,307 shares of common stock, par value $0.0001 per share (the “Common Stock”), owned directly, (b) warrants to purchase 904 shares of Common Stock owned directly, and (c) options to purchase 195,000 shares of Common Stock that had vested or will vest within 60 days of February 26, 2020. Excludes stock options and restricted stock units that vest more than 60 days from the date hereof.

(2)
Includes (a) 110,000 shares of Common Stock owned by DPH 2008 Trust, (b) 16,572 shares of Common Stock owned by NSH 2008 Family Trust, for which Mr. Hochman is a co-trustee and beneficiary, and (c) warrants to purchase 3,785 shares of Common Stock held by NSH 2008 Family Trust.

CUSIP No. 62014P108
1.	Names of reporting persons. Darren R. Sherman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 121,800 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 121,800 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 121,800 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.4%
14.	Type of reporting person (see instructions) IN

(1)
Includes (a) 9,000 shares of Common Stock, (b) warrants to purchase 300 shares of Common Stock owned directly, and (c) options to purchase 112,500 shares of Common Stock that had vested or will vest within 60 days of February 26, 2020, held directly. Excludes stock options and restricted stock units that vest more than 60 days from the date hereof.

CUSIP No. 62014P108
Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 11, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2019 (as so amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 but not otherwise defined have the meaning given to them in the Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended as follows:

(a)	This Schedule 13D is filed by:

●	Orchestra MOTUS Co-Investment Partners, LLC, a Delaware limited liability company (“OMCP”);
●	David P. Hochman, a director of the Issuer (“Hochman”); and
●	Darren R. Sherman, a director of the Issuer (“Sherman”).

The foregoing persons are referred to herein collectively as the “Reporting Persons”.

Prior to December 31, 2019, OMCP directly held shares of Common Stock of the Issuer.  Orchestra Medical Ventures, LLC (“OMV LLC”) served as managing member to OMCP. Mr. Hochman and Mr. Sherman were the managing partners of OMV LLC. On December 31, 2019, OMCP distributed all of its securities of the Issuer on a pro rata basis to its members, for no consideration.  Consequently, as of such date, OMCP ceased to be a beneficial owner of five percent or more of the Issuer’s Common Stock, and Mr. Hochman and Mr. Sherman were no longer deemed to be beneficial owners of any such shares of Common Stock of the Issuer previously held by OMV LLC.  Mr. Hochman and Mr. Sherman received no securities of Motus GI Holdings, Inc. in the distribution of OMV LLC.

Prior to December 31, 2019, Orchestra Medical Ventures II, L.P. (“OMV II”) and Orchestra Medical Ventures II Reserve, L.P. (“OMV Reserve”) each directly held shares of Common Stock.  Orchestra Medical Ventures II GP, LLC (“OMV GP”) served as general partner to OMV II and OMV Reserve.  Mr. Hochman and Mr. Sherman were the managing members of OMV GP.  On December 31, 2019, OMV II and OMV Reserve each distributed all of their securities of the Issuer on a pro rata basis to their members, for no consideration.  Mr. Hochman was a member of OMV II and received in that distribution (a) 307 shares of Common Stock directly; (b) warrants to purchase 604 shares of Common Stock directly; (c) 298 shares of Common Stock indirectly by NSH 2008 Family Trust, of which Mr. Hochman is a co-trustee and beneficiary; and (d) warrants to purchase 3,785 shares of Common Stock indirectly by NSH 2008 Family Trust, of which Mr. Hochman is a co-trustee and beneficiary.  Mr. Sherman received no securities in the distribution of OMV II, and neither Mr. Hochman or Mr. Sherman received any securities in the distribution of OMV Reserve.

On December 31, 2019, Mr. Hochman and Mr. Sherman sold Accelerated Technologies, Inc., which owns 51,498 shares of Common Stock, to Orchestra BioMed, Inc. at a per share value of $4.49 per share, with the consideration received in the form of Orchestra BioMed, Inc. securities.  Following the disposition of Accelerated Technologies, Inc., Mr. Hochman and Mr. Sherman are no longer deemed to be beneficial owners of the securities held by Accelerated Technologies, Inc.

As of December 31, 2019, OMV II, OMCP, OMV LLC and OMV GP ceased operations in light of the distributions described above.

CUSIP No. 62014P108

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information.

The information set forth under Item 2(a) of this Schedule 13D is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)  The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon a total of 28,796,017 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2019.

(c)  The information in Item 2(a) of this Schedule 13D is hereby incorporated by reference herein.  Except as set forth in Item 2(a), the Reporting Persons and the Covered Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons and the Covered Persons in the sixty (60) days preceding the date of this Amendment No. 2 to the Schedule 13D:

Name	Nature of Transaction	Date	Number of Shares	Weighted Average Price Per Share
Hochman & Sherman	Private Disposition(1)	12/31/19	51,498	$3.39
Hochman	Acquisition from the Issuer(2)	2/6/20	20,000	$0.00
Sherman	Acquisition from the Issuer(2)	2/6/20	12,500	$0.00
Hochman	Acquisition from the Issuer(3)	2/6/20	20,000	$0.00
Sherman	Acquisition from the Issuer(3)	2/6/20	12,500	$0.00

(1)  On December 31, 2019, Mr. Hochman and Mr. Sherman sold Accelerated Technologies, Inc. to Orchestra BioMed, Inc. at a per share value of $4.49 per share, with the consideration received in the form of Orchestra BioMed, Inc. securities.
(2)  On February 6, 2020, Mr. Hochman was granted 20,000 Common Stock restricted stock units pursuant to the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”) and Mr. Sherman was granted 12,500 Common Stock restricted stock units pursuant to the 2016 Plan. The restricted stock units represent a contingent right to receive one share of Common Stock.  The restricted stock units vest as to 50% of the shares on February 6, 2021 and the remaining restricted stock unit shares vest on February 6, 2022.
(3) On February 6, 2020, Mr. Hochman was granted 20,000 stock options pursuant to the 2016 Plan and Mr. Sherman was granted 12,500 stock options pursuant to the 2016 Plan. The options become exercisable with respect to 50% of the shares on February 6, 2021 and the remaining options become exercisable on February 6, 2022.

(e)  On December 31, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

SCHEDULE 13D/A
CUSIP No. 62014P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 26, 2020

ORCHESTRA MOTUS CO-INVESTMENT PARTNERS, LLC

By:	Orchestra Medical Ventures, LLC, its Managing Member

	By:	/s/ David P. Hochman	By:	/s/ Darren R. Sherman
		David P. Hochman		Darren R. Sherman
		Authorized Signatory		Authorized Signatory

DAVID P. HOCHMAN			DARREN R. SHERMAN

By:	/s/ David P. Hochman		By:	/s/ Darren R. Sherman
	David P. Hochman			Darren R. Sherman